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                                                                 EXHIBIT (A)(10)

                       RICHARD C. BLUM & ASSOCIATES, L.P.
                        909 MONTGOMERY STREET, SUITE 400
                          SAN FRANCISCO, CA 94133-4625

                               FAX: (415) 434-3130
                            TELEPHONE: (415) 434-1111

News From:        Richard C. Blum & Associates, L.P.

Contact:          Rick Mariano, 415/434-1111

RICHARD C. BLUM & ASSOCIATES INCREASES PRICE FOR TENDER OFFER FOR TRIAD PARK (TICKER: TDPK) TO $1.84 PER SHARE

SAN FRANCISCO,CA--April 13, 1998--Richard C. Blum & Associates ("RCBA") announced today that its affiliate TPL Acquisition, LLC had amended its previously announced cash tender offer for all the outstanding membership interests (the "Shares") of Triad Park, LLC, a Delaware limited liability company, by increasing the tender offer price from $1.80 per Share to $1.84 per Share. The other terms and conditions in the tender offer are unchanged.